SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   ----------



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER



                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934



                              For November 14, 2003


                                 ING GROEP N.V.

                               Amstelveenseweg 500

                                1081-KL Amsterdam

                                 The Netherlands


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F      X            Form 40-F
                                 ------------                -----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                       Yes                         No     X
                           ----------                 ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This Report contains a copy of the following:


(1) The Press Release issued on November 14, 2003

                                                     Amsterdam, 14 November 2003

PRESS RELEASE

ING GROUP REPORTS ON FIRST NINE MONTHS 2003

STRONG BANKING RESULTS AND TIGHT COST CONTROL BOOST PROFIT

o OPERATING NET PROFIT EUR 3,012 MILLION: 11.0% UP FROM FIRST 9 MONTHS 2002; PER SHARE EUR 1.50 (+7.3%)

o BANKING OPERATING NET PROFIT EUR 1,202 MILLION: +41.4% INSURANCE OPERATING NET PROFIT EUR 1,810 MILLION: -2.8%

o    THIRD QUARTER OPERATING NET PROFIT: 22.8% UP FROM THIRD QUARTER 2002

o    TOTAL OPERATING EXPENSES: - 7.3%, ORGANICALLY -1.3%

CHAIRMAN'S STATEMENT
"ING's financial performance in the first nine months of 2003 improved strongly compared to the same period last year. We realised a healthy operating profit growth of 11% despite the continued strength of the euro", said Ewald Kist, Chairman of the Executive Board. "Our banking profits increased considerably by 41.4% on the back of higher interest income, reduced loan loss provisions and lower expenses. On the insurance side the picture was mixed. In the United States, investment losses in the third quarter were close to zero and the rebounded stock markets also had a favourable effect, leading to a 20% profit growth. Premium growth in our core markets was modest because of our efforts to better balance profitability and market share. Our non-life operations continued to develop favourably. Total expenses decreased as a result of tight cost control and despite the ongoing growth at our specialities life insurance business in the Asian developing markets and ING Direct. Growth engine ING Direct contributed EUR 93 million to Group profit compared to a loss of EUR 63 million in the same period last year, showing the profit potential of this attractive business model."

OUTLOOK 2003
Provided that financial markets do not deteriorate substantially by year-end, the Executive Board expects operating net profit to increase by 10-15% compared to the full year 2002 operating net profit (excluding realised capital gains on shares).

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Please refer to www.ing.com/group ('press room' or 'investor relations') for additional information on the first nine months 2003 results.
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
PRESS CONFERENCE CALL ON 14 NOVEMBER 2003 AT 9.30 AM CET     ANALYST CONFERENCE CALL ON 14 NOVEMBER 2003 AT 3.30 PM CET
Listen-in mode:                                              Listen-in mode:
o   The Netherlands: +31 45 631 6903                         o    The Netherlands: + 31 45 631 6910
o   United Kingdom: +44 208 400 6370                         o    United Kingdom: + 44 208 400 6356
                                                             o    United States: + 1 303 262 2130
Press presentation available via http://press.ing.com        Analyst presentation available via
                                 --------------------
on 14 November 2003 at around 8.15 am                        http://investors.ing.comhttp://www.ing.com/group
                                                             ------------------------------------------------
CEThttp://press.ing.com/                                     on 14 November 2003 at around 9.00 am CET
------------------------

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MEDIA RELATIONS: +31 20 541 5446           INVESTOR RELATIONS: +31 20 541 5462            INTERNET: www.ing.com/group
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

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
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TABLE 1. KEY PROFIT AND LOSS FIGURES ING GROUP

                                        First        FIRST          %           %       Q3         Q3            %
                                         nine         NINE     change     organic*     2002       2003      change
in EUR x million                        months       MONTHS                change
                                         2002         2003
-------------------------------------------------------------------------------------------------------------------

Operating net profit
- insurance operations                   1,863       1,810       -2.8        1.2         620        545      -12.1
- banking operations                       850       1,202       41.4       42.1         149        399      167.8
                                         -----       -----                              ----       ----
Operating net profit                     2,713       3,012       11.0       14.8         769        944       22.8
Capital gains/negative revaluation
reserve shares/gain JV with ANZ            865          -5                               -28         33
                                         -----       -----                              ----       ----
Net profit                               3,578       3,007      -16.0                    741        977       31.8

Total operating income                  57,801      51,622      -10.7        1.4      17,385     16,271       -6.4
- insurance operations                  49,165      42,988      -12.6        1.1      14,609     13,391       -8.3
- banking operations                     8,647       8,696        0.6        3.1       2,779      2,919        5.0

Total operating expenses                10,297       9,550       -7.3       -1.3       3,419      3,221       -5.8
- insurance operations                   3,932       3,558       -9.5        3.1       1,214      1,181       -2.7
- banking operations                     6,365       5,992       -5.9       -3.7       2,205      2,040       -7.5

in EUR
Operating net profit per share            1.40        1.50        7.3       11.0        0.40       0.46       15.0
Net profit per share                      1.85        1.50      -18.9                   0.38       0.47       23.7
-------------------------------------------------------------------------------------------------------------------

*Excluding currency rate differences and acquisitions / divestments

GROUP OPERATING NET PROFIT SHOWS HEALTHY INCREASE
Operating net profit for the first nine months of 2003 was 11.0% higher at EUR 3,012 million compared to the same period last year. Especially continued strong banking results and substantially lower total expenses led to this profit rise. In the insurance operations ongoing very good results in the non-life business and an improved performance of the US and Asian life business were the main drivers. Excluding currency rate differences and one-off items ING Group's profit increase was 20.4%. One-off items were EUR 182 million in the first nine months 2003 against EUR 270 million in the same period last year. The impact of the strengthening of the euro against most currencies resulted in a negative effect of EUR 76 million. This includes the mitigating effect of the US dollar hedge of EUR 83 million after tax (first nine months 2002: EUR 32 million). Operating net profit for the third quarter of 2003 increased by 22.8% compared to the third quarter of 2002 in spite of the fact that last year's third quarter results included a EUR 225 million operating gain from the sale of 49% of the life and mutual fund operations in Australia to the joint venture with ANZ. Higher income, lower expenses and a lower addition to the provision for loan losses in the banking operations as well as lower investment losses and favourable DAC unlocking in the insurance operations have contributed to this profit rise.

Net profit for the first nine months of 2003 was 16.0% lower at EUR 3,007 million. Net realised capital gains on shares were EUR 5 million negative against EUR 615 million positive in the first nine months of 2002. Furthermore, net profit for the first nine months of 2002 included a total capital gain of EUR 475 million resulting from the joint venture with ANZ (EUR 225 million operating and EUR 250 million non-operating profit). Compared to the third quarter of 2002, net profit increased by 31.8%.
The further recovery of the most important stock market indices in the third quarter 2003 has resulted in a positive revaluation reserve shares of EUR 301 million on 30 September 2003. As a consequence there is no impact in net profit of negative value adjustments of the revaluation reserve shares anymore, as was the case at the end of the first and second quarter 2003. On 11 November 2003, the revaluation reserve shares amounted to approximately EUR 0.7 billion positive.

--------------------------------------------------------------------------------
All comparable figures in this press release relate to first nine months 2003 versus first nine months 2002, unless indicated otherwise.

To enable a clear insight in business performance, all further figures in this press release are exclusive of realised capital gains on shares in the first nine months of 2002 and 2003 and exclusive the non-operating part (EUR 250 million) of the profit from the ANZ transaction in the first nine months of 2002.
--------------------------------------------------------------------------------

INSURANCE RESULTS SLIGHTLY LOWER
Operating net profit from insurance operations decreased from EUR 1,863 million to EUR 1,810 million (-2.8%). This development was to a large extent caused by the negative impact of the stronger euro against other currencies (-EUR 74 million, including the dollar hedge effect) and lower one-off items (EUR 304 million in the first nine months 2002 and EUR 247 million in 2003). Excluding these factors operating net profit improved by 5.6%.

Life insurance pre-tax results decreased from EUR 1,957 million to EUR 1,716 million (-12.3%). This decrease was mainly caused by substantially lower one-off gains, pressure on interest income, lower dividend income and the strong euro. Included in this result is a one-off gain from old reinsurance activities of EUR 72 million, compared to a one-off surrender gain of EUR 120 million on a group life contract and the operating part of the profit on the ANZ transaction of EUR 225 million in the first nine months of 2002. Especially the operations in the US and Asia showed a good improvement.

Non-life insurance pre-tax results showed an ongoing strong growth worldwide, rising from EUR 441 million a year ago to EUR 760 million (+72.3%) in the first nine months of 2003. On a comparable basis, excluding a one-off gain of EUR 231 million from old reinsurance activities in the second quarter of this year and excluding the impact of currency fluctuations, non-life result increased by 38.1%.

Total premiums decreased by 14.0% to EUR 34,167 million. Organically, premium growth was flat as a result of continued efforts to better balance profitability and market share. In the Netherlands, life premiums grew by 9.5%. Despite strict cost control in all regions total expenses increased organically by 3.1% as a result of an increase in pension costs (e.g. +19.5% in the Netherlands), higher expenses to reduce backlogs in the Netherlands and the growth of developing markets activities.

BANKING PROFITS IMPROVE STRONGLY
Compared to the first nine months of 2002, operating net profit from banking operations increased strongly by 41.4% to EUR 1,202 million, mainly driven by a higher interest result, lower expenses and lower loan loss provisions. One-off items (-EUR 34 million in the first nine months of 2002 versus -EUR 65 million in the same period this year, see table 3 on page 6) had a mitigating effect on the improvement. The interest result rose by EUR 476 million, or 8.5%, mainly as a result of higher volumes. The interest margin improved by 1 basis point to 1.60%. Total expenses decreased by 5.9% (organically by 3.7%) despite higher pension expenses and the impact of the collective labour agreement in the Netherlands as well as the ongoing expansion of ING Direct. Risk costs amounted to EUR 855 million, which is equal to 47 basis points of average credit risk weighted assets (annualised) compared to 51 basis points in the same period last year. On a quarterly basis, risk costs decreased gradually to EUR 240 million in the third quarter 2003 (39 basis points). On balance currency fluctuations had a limited negative impact of EUR 2 million on operating net profit.

The efficiency ratio banking (excluding ING Direct and restructuring provisions) improved from 71.0% for the full year 2002 to 66.8% in the first nine months of 2003. The overall (pre-tax)

RAROC figure of ING's banking operations (excluding ING Direct) increased significantly to 18.9% from 13.2% for the full year 2002.

ING Direct reported an operating profit before tax of EUR 93 million compared to an operating profit before tax of EUR 31 million in the first half of 2003. In the first nine months of 2002, ING Direct still reported a loss of EUR 63 million.

SOLID PROFIT CONTRIBUTION FROM ASSET MANAGEMENT
The functional operating profit before tax from asset management activities improved strongly by 60% to EUR 219 million. This figure is derived by breaking out the asset management profit contribution from the insurance and banking results.

Despite the effect of the stronger euro (-EUR 23.9 billion), assets under management increased by EUR 5.7 billion to EUR 454.7 billion compared to year-end 2002. Both a net inflow of EUR 7.2 billion and the effect of rising stock markets in the second and third quarter (EUR 16.4 billion) impacted assets under management favourably. All regional units of ING Investment Management and ING Real Estate contributed to the net inflow of EUR 7.2 billion. Furthermore ING changed its definition of assets under management to conform more closely with industry practice. This restatement led to a net increase of EUR 6.0 billion.

The investment performance of ING's asset management business was stable. On a three-year horizon, 61% of global fund assets delivered an above-median investment performance.

SHAREHOLDERS' EQUITY INCREASES
End of September 2003, shareholders' equity amounted to EUR 19.6 billion, an increase of EUR 1.3 billion or 7.6% compared to year-end 2002 (see table 2 below). The first nine months operating net profit added EUR 3.0 billion to shareholders' equity whereas the development of the revaluation reserve of equity and real estate investments had an adverse impact of EUR 0.5 billion. Exchange rate fluctuations impacted shareholders' equity by -EUR 0.6 billion. Shareholders' equity per share increased from EUR 9.14 at year-end 2002 to EUR
9.37 at the end of September 2003.

---------------------------------------------------------------------------
TABLE 2. KEY BALANCE SHEET FIGURES ING GROUP
                                   Year-end      30 SEPTEMBER            %
In EUR x billion                       2002              2003       change
---------------------------------------------------------------------------
Shareholders' equity                   18.3              19.6          7.6
- insurance operations                 10.8              11.7          8.3
- banking operations                   15.8              17.6         11.4
- eliminations*                        -8.3              -9.7

Total assets                          716.4             784.8          9.5

Operating net return on equity        17.4%             21.9%
- insurance operations                18.6%             22.4%
- banking operations                   6.5%             11.5%

Total assets under management         449.0             454.7          1.3
---------------------------------------------------------------------------
* Own shares, subordinated loans, third-party interests, debenture loans and other eliminations.

KEY STRATEGIC DEVELOPMENTS

Strengthen the capital base
o In the first nine months of 2003, the capital base of ING Insurance improved further and amounted to EUR 15.7 billion at the end of September, which is 178% of the legally required level of EUR 8.8 billion (end of June 2003: 171%; year-end 2002: 169%). The tier-1 ratio of ING Bank N.V. was 7.44% at the end of September 2003, a small improvement compared to year-end 2002 (7.31%).
o At this point, around EUR 4 billion of the Dutch equity portfolio has been protected with put options against a potential sharp decline in the stock markets. To open up the upside potential in the equity portfolio, the total amount of written call options has been reduced by EUR 2.1 billion to EUR
     1.9 billion.
o In October, ING placed a perpetual subordinated loan with retail investors in the United States. The proceeds amounted to USD 500 million and will be used to increase ING's capital base.

Optimise the existing portfolio
o In Italy, ING reached an agreement with UniCredito Italiano and Aviva about the sale of its agent network activities of ING Sviluppo as well as the affiliated Italian life insurance, asset management and private banking activities. The agreement was signed in July 2003 and the transaction is expected to be completed by year-end.
o In October, ING reached an agreement in principle with Baring Private Equity Partners for a management buy out. ING expects the completion of the transaction by year-end 2003.
o In October, ING reached an agreement to sell ING Aetna Life to Manulife Indonesia. This is part of ING's strategy in the Asia/Pacific region to focus on markets and products where it can achieve a leading market position.

Develop ING's special skills
o ING Direct continues to beat expectations with regard to the growth of funds entrusted and the client base. Compared to year-end 2002 funds entrusted grew at a pace of 72% from EUR 55.2 billion to EUR 94.8 billion at the end of September 2003. The consolidation of the German Direct bank Entrium added approximately EUR 6 billion and the start-up in the UK EUR
     7.3 billion. ING Direct had 8.1 million clients at the end of September 2003, compared to 5.0 million clients at year-end 2002 which is an increase of 61%.
o Insurance operations in developing markets showed an organic growth in premium income of 8.5% and an increase in organic operating profit before tax of 11.9%. Asia (excluding Japan) had an overall organic premium growth of 23.1%. The organic result was 24.7% higher than in the same period last year.
o In China a next step was taken in the third quarter, since ING's joint venture with China Pacific Insurance Company, Pacific Antai Life Insurance, has received approval to establish a branch office in Guangzhou. This branch in the third city of China will offer a mix of traditional life and endowment insurance policies to customers. The expansion plans come at a time when Guangzhou is experiencing rapid growth, both in terms of gross domestic product and life insurance premiums.

Further lower cost base
o Total expenses decreased by 7.3%. Organically, expenses were 1.3% lower than in the first nine months of 2002. The main reason for this decline is an ongoing strict cost control in almost all ING operations, while on the other hand pensions costs were substantially higher and expenses increased because of the expansion of ING Direct and the insurance operations in the developing markets in Europe and Asia.
o Additional to the EUR 45 million restructuring provision (before tax) for ING BHF-Bank and ING Bank France in the first half of 2003, a restructuring provision of EUR 37 million (before tax) has been taken for international wholesale banking. This provision relates to the further Equity Markets back-office and data-centre consolidation on a pan-European scale.

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--------------------------------------------------------------------------------
DETAILED INFORMATION ON THE FIRST NINE MONTHS 2003 RESULTS

On the following pages, more detailed information on the first nine months 2003 results will be given. After a discussion of the Group figures, the results will be viewed from two different reporting angles: the regulatory angle insurance/banking and the managerial angle of Executive Centres. Additional information can be found in the appendices.

As stated before: To enable a clear insight in business performance, all further figures in this press release are exclusive of realised capital gains on shares in the first nine months of 2002 and 2003 and the non-operating part (EUR 250 million) of the profit from the ANZ transaction in the first nine months of 2002.

All comparable figures in this press release relate to first nine months 2003 versus first nine months 2002, unless indicated otherwise.
--------------------------------------------------------------------------------

1. GROUP RESULT

INCOME
Total operating income decreased by 10.7% to EUR 51,622 million. Organically total income increased by 1.4% in spite of difficult market conditions (insurance +1.1%, banking +3.1%).

EFFICIENCY
Total expenses decreased by 7.3% from EUR 10,297 million to EUR 9,550 million. Organically, the decrease was 1.3%. This development clearly shows that ongoing cost control, as well as restructuring and integration efforts are paying off.

The total number of staff (full-time equivalents) decreased by 1,200 from 116,200 at year-end 2002 to 115,000 at the end of September 2003. Ongoing restructuring, integration and cost containment programmes have led to a reduction of the workforce in banking units within ING Europe and insurance units within ING Americas (mainly US, Chile and Argentina). ING Direct attracted some 1,600 new staff (including Entrium) to handle the strong growth of its businesses.

PROFIT
Operating net profit increased by 11.0% to EUR 3,012 million. Operating net profit per share was 7.3% higher at EUR 1.50. Operating profit before tax increased by 15.2% to EUR 4,325 million.

ONE-OFF ITEMS
One-off items influenced results both in the first nine months 2003 and in the first nine months 2002. On balance, the positive impact of one-off items on operating net profit in the first nine months of 2003 was EUR 88 million lower than in the same period last year. Please refer to table 3 for further details.

------------------------------------------------------------------------------------------------
TABLE 3. ONE-OFF ITEMS FIRST NINE MONTHS 2003 VERSUS FIRST NINE MONTHS 2002
                                                    First nine months          FIRST NINE MONTHS
in EUR x million                                            2002                            2003
------------------------------------------------------------------------------------------------
                                         Before tax    After tax     Before tax        After tax
INSURANCE OPERATIONS
Operating gain on the ANZ transaction           225          225
Surrender gain group life contract              120           79
Gain from old reinsurance activities                                        303              247
BANKING OPERATIONS
Profit on the sale of Cedel shares               94           94
Restructuring provisioning                     -128         -128            -82              -65
                                               ----         ---- -          --- -            ---

TOTAL                                           311          270            221              182
------------------------------------------------------------------------------------------------

CURRENCY RATE FLUCTUATIONS
During the reporting period, the value of the euro strengthened against most currencies. The impact on operating net profit was a negative EUR 76 million. This figure includes the mitigating effect of the US dollar hedge result of EUR 83 million after tax versus EUR 32 million in the same period last year. ING has hedged the (expected) profits of its insurance operations in the US for the years 2003 and 2004 at an EUR/USD exchange rate of 0.920 and 0.922 respectively.

RETURN ON EQUITY
The operating net return on equity increased from 17.4% in the full year 2002 to 21.9% in the first nine months 2003. The return on equity of the insurance operations was 22.4% against 18.6% for the full year 2002. The return on equity of the banking operations increased from 6.5% in the full year 2002 to 11.5% in the first nine months 2003. The risk-adjusted return on capital (RAROC) of ING's banking operations was 18.9% compared to 13.2% for the full year 2002 (pre-tax and excluding ING Direct).

THIRD QUARTER 2003 VERSUS THIRD QUARTER 2002
Compared to the same quarter last year, operating net profit in the third quarter of 2003 increased by 22.8%. However, the insurance business saw a decrease in operating net profit of 12.1%. Although both life and non-life results were higher in the third quarter 2003, operating net profit was lower as a result of higher taxation and the operating part of the one-off gain on ANZ in the third quarter 2002. Excluding the ANZ gain, operating net profit in the third quarter increased by 38%. Currency exchange rate differences had a negative impact. Banking results showed an increase of 167.8% as a result of a lower addition to the provision for loan losses, higher interest result and lower expenses, partly because of exceptionally high restructuring expenses in the third quarter 2002.

THIRD QUARTER 2003 VERSUS SECOND QUARTER 2003
Third quarter operating net profit decreased by 19.0% to EUR 944 million compared to the second quarter of 2003. Operating net profit of the insurance operations was down 28.4% to EUR 545 million. This was caused by the one-off gain (EUR 247 million) from old reinsurance activities as well as sharply improved stock markets resulting in favourable DAC unlocking in the second quarter 2003 and lower US reinsurance results in the third quarter 2003. Lower investment losses and higher realised capital gains on the sale of real estate positively influenced the insurance results in the third quarter 2003. Excluding the one-off gain from old reinsurance activities, operating net profit of the insurance operations increased by 6.0%. Operating net profit of the banking operations decreased slightly by EUR 6 million to EUR 399 million on balance, due to higher operating expenses (including a restructuring provision of EUR 37 million). Another factor was higher taxes in the third quarter 2003, which was partly offset by a lower addition to the loan loss provision.


2.1 INSURANCE OPERATIONS

OPERATING NET PROFIT
Operating net profit from insurance decreased by EUR 53 million (-2.8%) to EUR 1,810 million. The development of the results was negatively affected by one-off items (-EUR 57 million, see table 3 on page 6) and the impact of the strong euro versus most other currencies (-EUR 74 million). Excluding these two items operational net profit from insurance improved by 5.6%. The tax rate increased from 19.4% in the first nine months 2002 to 23.6% in the first nine months 2003.

--------------------------------------------------------------------------------
TABLE 4. PREMIUM INCOME AND OPERATING PROFIT BEFORE TAX OF THE INSURANCE
         OPERATIONS
                               First nine     FIRST NINE
                                   months         MONTHS                       %
                                     2002           2003          %     organic
in EUR x million                                             change      change
                               -------------------------------------------------
PREMIUM INCOME                     39,711         34,167      -14.0       - 0.2
Life insurance                     33,399         28,515      -14.6       - 0.7
Non-life insurance                  6,312          5,652      -10.5         2.5

OPERATING PROFIT BEFORE TAX         2,398          2,476        3.3         7.9
Life insurance                      1,957          1,716      -12.3      - 11.4
Non-life insurance                    441            760       72.3        98.4
--------------------------------------------------------------------------------

PREMIUM INCOME
Due to the economic slowdown and fierce competition in the main insurance markets, premium income organically decreased slightly by 0.2%. Life premiums in the Netherlands grew satisfactory by 9.5%. Excluding the strong increase in Guaranteed Investment Contracts premium income in the United States dropped organically by 12.6%, mainly due to lower sales of fixed annuities. Overall, ING will continue its policy to better balance profitability and market share. Total premiums in the developing markets in local currencies increased by 8.5%.

EXPENSES
Total operating expenses decreased by 9.5%. Organically, total operating expenses grew by 3.1%, mainly because of higher pension costs, additional expenses with regard to the improvement of the quality level of the Dutch operations and increased claim handling expenses in some business units. Stringent cost control continues to be a top management priority. The expense growth in the United States was flat thanks to the successful restructuring/integration programme, started in 2001.

OPERATING PROFIT BEFORE TAX
The operating profit before tax increased by 3.3% to EUR 2,476 million. The stronger euro impacted this result by EUR 94 million (including the positive effect from the US dollar hedge). Realised capital gains on real estate investments amounted to EUR 291 million against EUR 236 million in the first nine months of 2002.

The life result dropped by EUR 241 million, on balance, mainly caused by lower results in the Dutch operations and the one-off gain regarding the joint-venture with ANZ in Australia in the first nine months 2002, partly compensated by improved results in the US and Asia. Furthermore, lower investment income (dividend and interest) put pressure on the results. The non-life result improved strongly by 72.3%. Excluding the effect of the one-off gain regarding the old reinsurance activities (EUR 231 million), the increase was still a very healthy 20.0%. Especially the operations in the Netherlands, Belgium, Canada, Mexico and Australia contributed to this growth.

CREDIT-RELATED LOSSES
Credit-related investment losses decreased strongly from EUR 492 million (50 basis points of total fixed interest securities) in the first nine months 2002 to EUR 155 million (15 basis points) in the first nine months 2003. The losses in the US life operations in the third quarter 2003 amounted only EUR 7 million compared to EUR 93 million in the third quarter of 2002.

COMBINED RATIO
The combined ratio of the non-life operations improved from 100% in the same period last year to 98% in the first nine months of 2003.

CAPITAL BASE. End of September 2003, the capital base of ING Insurance amounted to EUR 15.7 billion, 178% of the legally required level of EUR 8.8 billion

--------------------------------------------------------------------------------------------------------
TABLE 5. GEOGRAPHICAL BREAKDOWN OF PREMIUM INCOME AND OPERATING PROFIT BEFORE TAX FROM
INSURANCE ACTIVITIES
                                PREMIUM INCOME                        OPERATING PROFIT BEFORE TAX
                      First      FIRST         %           %      First      FIRST          %          %
                       nine       NINE    change     organic       nine       NINE     change    organic
in EUR x million     months     MONTHS                change     months     MONTHS                change
                       2002       2003                             2002       2003
--------------------------------------------------------------------------------------------------------
The Netherlands       5,410      5,764       6.5         6.7      1,114      1,021       -8.3       -8.3
Belgium               1,711      1,822       6.5         6.5         53         72       35.8       35.8
Rest of Europe        1,087        999      -8.1        -4.6        109        123       12.8       19.4
North America        23,383     18,481     -21.0        -5.3        500        579       15.8       27.4
Latin America*        2,650      1,772     -33.1        -0.1        256        194      -24.2        3.2
Asia                  4,272      4,333       1.4        18.5        176        238       35.2       41.1
Australia             1,432      1,097     -23.4        18.0        296         98      -66.9      -66.7
Other                  -234       -101                             -106        151
                     ------     ------                            -----      -----
TOTAL                39,711     34,167     -14.0        -0.2      2,398      2,476        3.3        7.9
---------------------------------------------------------------------------------------------------------

* Latin America = South America, including Mexico.

THE NETHERLANDS
Life premiums in The Netherlands increased by 9.3% to EUR 4,203 million, mainly due to higher sales of individual single premiums. Non-life premiums, primarily Loss of income/Accident, decreased by 0.2% to EUR 1,561 million.

The life result in the Netherlands decreased by EUR 155 million to EUR 855 million (-15.3%). The impact of one-offs amounted to EUR 72 million in the first nine months 2003 versus EUR 120 million in the first nine months 2002. Other reasons of this decrease are lower interest income and lower dividend income, as a result of measures to strengthen ING's capital base and to reduce core debt, partly compensated by higher realised capital gains on real estate. In addition, operating expenses were slightly higher, among others due to higher pension costs. The result on mortality and morbidity improved.

The non-life result increased from EUR 104 million in the first nine months 2002 to EUR 166 million (59.6%). Especially the results Loss of income/Accident rose strongly, partly due to the release of an IBNR provision and a better claims ratio.

BELGIUM
Life premiums in Belgium grew by 5.9% to EUR 1,583 million. Sharply lower unit-linked premiums were compensated by higher sales in universal life. The life result increased by EUR 4 million to EUR 54 million (+ 8.0%) due to improved profitability of retail products sold through the bank branches.

The non-life result increased substantially by EUR 15 million to EUR 18 million, mainly as a result of a strongly improved claims ratio both in retail as well as in wholesale business lines.

REST OF EUROPE
Premium income in local currencies went down by 4.6% to EUR 999 million. The main cause for this decrease was the drop in new business of unit-linked policies in Italy. Premium growth in the other European markets was satisfactory, except for Poland. Life result improved by 11.4% to EUR 117 million. The operations in Greece, Poland and Spain showed improved results.

UNITED STATES
Reflecting improvements in the equity and credit markets, the United States reported an operating profit before tax that was 20% or EUR 59 million higher than the first nine months of 2002 (exclusive of the currency exchange impact and gain on the US dollar hedge).

US Financial Services (USFS), which includes individual life and annuities, mutual funds and retirement services products reported an operating profit before tax of EUR 533 million for the first nine months of 2003 up 46% compared to the same period last year (at current exchange rates). USFS results reflect the equity and credit market improvements as well as higher sales in retirement services and variable annuities and lower operating expenses reduced by spread compression on fixed products.

The S&P 500 Index, which most closely correlates with the US equity related businesses, closed at 996 on September 30, up a modest 2.2% since 30 June 2003. This contrasts sharply with the third quarter of 2002, when the S&P dropped 17.6% and more conservative assumptions for market returns were implemented both resulting in significant DAC unlocking charges. These factors resulted in a favourable improvement in operating profit before tax by EUR 254 million compared to 2002. Fees on assets under management declined EUR 54 million as a result of the S&P 500 that averaged 8.3% lower than the first nine months of 2002.

Credit markets continued to improve along with actions to enhance the portfolio, resulting in EUR 7 million of gross credit related losses (exclusive of DAC adjustments) in the third quarter of 2003. These losses totalled EUR 133 million for the first nine months of 2003, or 27 basis points annualised, compared to EUR 342 million in 2002 at constant exchange rates. Relative to the first nine months of 2002, increased prepayments on mortgage backed securities and lower investment yields resulted in compressed margins despite crediting actions. In the third quarter, continuing credit rate actions and slightly improving yields held this development constant from the second quarter. Margin compression resulted in an unfavourable variance of EUR 232 million compared to the first nine months of 2002. Operating profit before tax was EUR 55 million lower in the reinsurance business unit, driven by a high number of mortality claims.

At constant exchange rates US gross premiums, excluding Guaranteed Investment Contracts, were 12.8% lower than the prior year due to reduced fixed annuity sales reflecting continued pricing discipline in a low interest rate environment.

CANADA
The Canadian operations reported a strong operating profit before tax of EUR 129 million, which was 50% higher than the nine-month period in 2002, at current exchange rates. These results were due to favourable loss experience and 10.4% organic premium growth. The combined ratio improved from 95.7% in the first nine months 2002 to 93.9% in the same period this year.

LATIN AMERICA
Results for Argentina, Brazil, Chile, Mexico and Peru of EUR 194 million, were comparable to the prior year period at current exchange rates. The lower results in Argentina and the lost income from the sale of the insurance business in the Netherlands Antilles in the fourth quarter of 2002 partly dampened the benefit of Mexico's higher operating profit.

ASIA
In Asia, the operating profit before tax increased significantly by 41.1% in local currencies (35% in euro). ING Life Korea (+80%) was the main contributor to this rapid profit growth. Underpinning this is the 54% growth in premium income and favourable claims experience. The life operations in Taiwan, Japan, Malaysia and Hong Kong also recorded premium growth of 12% in local currencies. Results were higher due to favourable claims experience and active expense management, despite lower investment income due to low interest rates. In 2003, Taiwan has started to accrue EUR 50 million a year for additional reserve against a prolonged low interest environment. This is also being partly compensated by favourable claims experience and active expense management.

AUSTRALIA

In Australia, the operating profit before tax in local currency, and excluding the operational gain from the ANZ transaction in 2002, increased by 42% to EUR 98 million. Ongoing efforts to control expenses at ING Australia offset lower fees from assets under management due to industry-wide weak fund flows. The results of QBE Mercantile Mutual, the non-life joint venture with QBE in Australia improved by 56% in local currencies due to a firmer market for pricing and favourable claims experience.


OTHER
Result improved mainly due to the unallocated one-off gain from old reinsurance activities.

2.2. BANKING OPERATIONS

OPERATING NET PROFIT
Operating net profit of the banking operations grew strongly by 41.4% from EUR 850 million in the first nine months 2002 to EUR 1,202 million. The operating net profit in the third quarter 2003 was EUR 399 million, slightly below the EUR 405 million in the second quarter 2003, but 168% higher than the EUR 149 million in the corresponding quarter in 2002.

------------------------------------------------------------------------------------
TABLE 6. OPERATING PROFIT BEFORE TAX OF THE BANKING OPERATIONS
                                                  First nine   FIRST NINE
                                                      months       MONTHS          %
in EUR x million                                        2002         2003     change
------------------------------------------------------------------------------------
Interest result                                        5,583        6,059        8.5
Income from securities and participating interests       289           61      -78.9
Commission                                             1,993        1,810       -9.2
Results from financial transactions                      482          547       13.5
Other results                                            300          219      -27.0
                                                       -----        -----
TOTAL INCOME                                           8,647        8,696        0.6

Personnel expenses                                     3,695        3,460       -6.4
Other expenses                                         2,670        2,532       -5.2
                                                       -----        -----
TOTAL EXPENSES                                         6,365        5,992       -5.9

GROSS RESULT                                           2,282        2,704       18.5
Additions to the provision for loan losses               925          855       -7.6
                                                       -----        -----
OPERATING PROFIT BEFORE TAX                            1,357        1,849       36.3

EFFICIENCY RATIO*                                      70.1%        66.8%
------------------------------------------------------------------------------------

* Excluding ING Direct and restructuring provisions

OPERATING PROFIT BEFORE TAX
The operating profit before tax of the banking operations improved by EUR 492 million (+36.3%) to EUR 1,849 million. Next to a EUR 70 million lower addition to the provision for loan losses, gross result rose by EUR 422 million or 18.5%. The strong increase of the gross result was largely caused by EUR 373 million or 5.9% lower expenses, including the impact of restructuring provisions created in 2002 (EUR 128 million for the international wholesale banking activities) and 2003 (EUR 82 million, whereof EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities). Total income increased by EUR 49 million or 0.6%. Higher interest results, mainly due to higher volumes, were to a large extent offset by lower securities related commissions and substantially lower income from securities and participating interests (which included in 2002 an exceptional one-off gain of EUR 94 million on the sale of Cedel shares). Both income and expenses were affected by the appreciation of the euro against most currencies. Excluding currency fluctuations and the acquisition of Toplease and ING Vysya Bank, operating profit before tax rose organically by 37.6% (income +3.1%, expenses -3.7%). Also excluding one-offs, the operating profit before tax improved by 40.1%.

Most banking units reported improved results. The operating profit before tax of ING Direct improved from a loss of EUR 63 million in the first nine months 2002 to a profit of EUR 93 million this year, whereof EUR 62 million in the third quarter of 2003. The results of ING BHF-Bank and ING Bank Slaski, however, decreased.


THIRD QUARTER 2003 VERSUS SECOND QUARTER 2003
Compared to the second quarter 2003 (EUR 614 million), operating profit before tax in the third quarter rose by EUR 25 million to EUR 639 million (+4.1%). Total income was EUR 33 million higher, while the addition to loan loss provisions decreased by EUR 50 million to EUR 240 million (annualised 39 basis points of average credit risk weighted assets). Total expenses increased by EUR 58 million. Included in this quarter's expenses is the creation of a EUR 37 million restructuring provision for international wholesale banking. This provision relates to the further Equity Markets back-office and data-centre consolidation on a pan-European scale.

INTEREST RESULT
Compared to the first nine months 2002 the interest result increased substantially by EUR 476 million or 8.5% to EUR 6,059 million, mainly due to a EUR 38 billion higher average balance sheet total. The interest margin improved to 1.60% compared to 1.59% in the same period last year. The continued strong growth of ING Direct (with an interest margin of approximately 1%) had a mitigating effect on the total interest margin development. On a quarter-by-quarter basis, the interest margin improved from 1.55% in the second quarter to 1.62% in the third quarter 2003, supported by a steepening of the average gap between the short and long term interest rates.

BANK LENDING
At the end of September 2003, bank lending was EUR 19.7 billion or 6.9% higher compared to year-end 2002. Corporate bank lending and personal lending rose by EUR 10.6 billion and EUR 9.1 billion respectively. In the third quarter of 2003, bank lending increased by EUR 16.0 billion. Almost half of this increase can be attributed to ING Direct partly as a result of the consolidation of Entrium as from August 2003.

FUNDS ENTRUSTED
Fund entrusted to and debt securities of the banking operations rose by EUR 52.6 billion or 16.4% to EUR 372.4 billion to a large extent caused by the continued strong growth of ING Direct.

INCOME FROM SECURITIES AND PARTICIPATING INTERESTS
Income from securities and participating interests dropped from EUR 289 million in the first nine months 2002 to EUR 61 million. Last years' figure included an exceptional profit of EUR 94 million on Cedel shares. The remainder of the decrease is largely attributable to ING BHF-Bank.

COMMISSION
Total commission decreased by EUR 183 million or 9.2%. Commission from securities business dropped by EUR 84 million (-15.0%) due to the lower activity level on the stock markets. The continued reluctance of (private) clients to invest in securities also led to a decline in management fees (-17.3%) and brokerage and advisory fees (-15.7%). Funds transfer commission was 5.9% lower, while insurance broking commission was more or less unchanged. The 18.5% increase in 'other' commission contained, among others, higher commission from leasing, factoring and bank guarantees.

----------------------------------------------------------------------------
TABLE 7. COMMISSION
                                           First nine   FIRST NINE         %
In EUR x million                               months       MONTHS    change
                                                 2002         2003
----------------------------------------------------------------------------

Funds transfer                                    472          444      -5.9
Securities business                               560          476     -15.0
Insurance broking                                  87           86      -1.1
Management fees                                   525          434     -17.3
Brokerage and advisory fees                       127          107     -15.7
Other                                             222          263      18.5
                                                -----        -----
TOTAL                                           1,993        1,810      -9.2
----------------------------------------------------------------------------

RESULTS FROM FINANCIAL TRANSACTIONS
On balance, results from financial transactions increased by EUR 65 million (+13.5%) but there are strong fluctuations between the separate lines, which are to a large extent interrelated. Especially ING Belgium reported higher results from financial transactions due to very good Financial Markets results. Higher results from financial transactions were also reported by ING BHF-Bank, Furman Selz and ING Bank Nederland. The international wholesale banking units, however, showed a decrease (lower results in the Netherlands and the UK were partly offset by higher results in the Americas).

Compared to the first nine months 2002, the lower results from securities trading and currency trading were more than compensated by higher other results from financial transactions, especially related results from derivatives trading.


----------------------------------------------------------------------------
TABLE 8. RESULTS FROM FINANCIAL TRANSACTIONS
                                           First nine   FIRST NINE         %
in EUR x million                               months       MONTHS    change
                                                 2002         2003
----------------------------------------------------------------------------

Result from securities trading portfolio          325          248     -23.7
Result from currency trading portfolio            218           72     -67.0
Other                                             -61          227      n.a.
                                                  ---          ---
TOTAL                                             482          547      13.5
----------------------------------------------------------------------------

OTHER RESULTS
Compared to the first nine months 2002, Other results decreased by EUR 81 million or 27.0% to EUR 219 million, to a large extent caused by lower results from real estate.

TOTAL EXPENSES
Total expenses decreased by EUR 373 million (-5.9%) to EUR 5,992 million. Organically, i.e. excluding currency fluctuations and the consolidation of Toplease and ING Vysya Bank, expenses decreased by EUR 225 million or 3.7%. Without taking into account the restructuring provisions created in 2002 and 2003 (EUR 128 million and EUR 82 million respectively) and the continuously expanding ING Direct (expenses rose by EUR 114 million at comparable exchange rates) the decrease was even 5.3%, reflecting the progress made in reducing the cost base. On the same basis, personnel expenses decreased by EUR 203 million or 5.9%. A reduction of the average headcount by 3,100 full-timers, lower bonus accruals and lower expenses for third-party staff more than offset the impact of the collective labour agreement and higher pension costs mainly in the Netherlands. Other expenses were 4.2% lower compared to the first nine months 2002.

EFFICIENCY RATIO
Excluding the expanding ING Direct operations and restructuring provisions, the efficiency ratio (total expenses as a percentage of total income) improved from 70.1% in the first nine months 2002 to 66.8% in the first nine months 2003. The comparable full year 2002 efficiency ratio was 71.0%.

ADDITIONS TO THE PROVISION FOR LOAN LOSSES
In the third quarter 2003 ING Bank added EUR 240 million to the provision for loan losses, the lowest level since the third quarter 2001 (EUR 225 million) and EUR 50 million below the addition in the second quarter 2003. The total addition in the first nine months 2003 amounted to EUR 855 million, a decrease of EUR 70 million compared to a year ago. Loan loss provisioning equalled 47 basis points (annualised) of average credit risk weighted assets against 59 basis points for the full year 2002.

RISK ADJUSTED RETURN ON CAPITAL
The Risk adjusted Return on Capital (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. The credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct is excluded.

--------------------------------------------------------------------------------
TABLE 9. RAROC BANKING OPERATIONS, EXCLUDING ING DIRECT
                                   RAROC (pre-tax)              Economic capital
                                              in %              in EUR x billion
                          Full year     FIRST NINE    Full year       FIRST NINE
                              2002*         MONTHS        2002*           MONTHS
                                              2003                          2003
--------------------------------------------------------------------------------

MC Netherlands                 38.4           45.5          4.8              4.5
MC South West Europe           17.0           22.9          3.4              3.0
MC Germany                     -3.5           -2.2          1.4              1.4
MC Central Europe               9.5           13.2          1.0              0.8
MC UK/Americas/Asia            -0.4            8.9          3.1              2.0
Other                         -64.9          -56.2          0.8              1.1
                                                            ---              ---

TOTAL BANKING OPERATIONS       13.2           18.9         14.5             12.8

Wholesale                      10.1           14.1         11.8             10.4
Retail                         26.4           39.1          2.7              2.4
--------------------------------------------------------------------------------
* Restated following a redefinition of the corporate line.

The overall (pre-tax) RAROC figure of ING's banking operations was 18.9%, a strong improvement compared to the first nine months 2002 (14.3%) and the full year 2002 (13.2%) and above the hurdle of 18.5%. Next to a higher economic return, the improvement was caused by lower economic capital, due to a methodology refinement for business and operational risk, as well as lower market risk capital. Compared to full year 2002, the RAROC of the wholesale activities improved by 4.0%-point to 14.1%. The already good RAROC of the retail activities improved further from 26.4% in 2002 to 39.1% in the first nine months 2003.

CAPITAL ADEQUACY
The tier-1 ratio of ING Bank N.V. was 7.44% at the end of September 2003 (year-end 2002: 7.31%). The solvency ratio (BIS ratio) was 11.18% against 10.98% at year-end 2002. Total risk weighted assets increased from EUR 247.3 billion at the end of December 2002 to EUR 255.5 billion at the end of September 2003, to a large extent caused by the expansion of ING Direct.

-----------------------------------------------------------------------------------------
TABLE 10. GEOGRAPHICAL BREAKDOWN OF OPERATING INCOME AND OPERATING PROFIT BEFORE TAX FROM
BANKING ACTIVITIES
                            OPERATING INCOME               OPERATING PROFIT BEFORE TAX
                    First nine   FIRST NINE             First nine   FIRST NINE
                        months       MONTHS         %       months        MONTHS        %
in EUR x million          2002         2003    change         2002          2003   change
-----------------------------------------------------------------------------------------
The Netherlands          3,807        4,004       5.2        1,163        1,280      10.1
Belgium                  1,613        1,580      -2.0          454          437      -3.7
Rest of Europe           2,203        2,133      -3.2          -99          -86      n.a.
North America              427          480      12.4         -148           35      n.a.
Latin America*             219          136     -37.9          -22          114      n.a.
Asia                       293          269      -8.2          -23           33      n.a.
Australia                   79           94      19.0           34           45      32.4
Other                        6            0                     -2           -9
                         -----        -----                  -----        -----
TOTAL                    8,647        8,696       0.6        1,357        1,849      36.3
-----------------------------------------------------------------------------------------

* Latin America = South America, including Mexico.

GEOGRAPHICAL BREAKDOWN BANKING
The operating profit before tax in the Netherlands increased by 10.1%. Higher income (+ 5.2%) and lower expenses (-0.7%, despite higher pension costs and the impact of a new collective labour agreement) more than compensated for increased risk costs. Operating profit before tax in Belgium was 3.7% lower. However, abstracted from the exceptional profit on Cedel-shares realised in the first nine months 2002 (EUR 64 million booked in Belgium) operating profit before tax rose by 12.1%.
Although slightly improved, the performance in the Rest of Europe, especially in Germany and Poland, was still disappointing. The reduction of the expenses (negatively impacted by the EUR 82 million restructuring provision created in 2003 against EUR 60 million restructuring provision in 2002) could only partly compensate for lower income and higher risk costs. The operating profit before tax in the third quarter, however, was positive again.

In North America operating profit before tax improved strongly by EUR 183 million. Next to lower risk costs, notably ING Direct and Furman Selz contributed to the improvement. The turn-around of the operating profit before tax in Latin America was entirely caused by lower risk costs (in first nine months 2002 high due to Argentina provisioning). The strong decrease in income was partly compensated by lower expenses (in 2002 including EUR 20 million restructuring provision).

The improvement in Asia can be attributed to lower expenses (in 2002 high due to EUR 41 million restructuring provision) and a release of loan loss provisions. The operating profit before tax in Australia improved further mainly due to ING Direct.

3. RESULTS BY EXECUTIVE CENTRE

----------------------------------------------------------------------------
TABLE 11. OPERATING PROFIT BEFORE TAX BY EXECUTIVE CENTRE
                              First          FIRST          %      % organic
in EUR x million        nine months    NINE MONTHS     change         change
                               2002           2003
----------------------------------------------------------------------------
ING Group                     3,755          4,325       15.2           19.3
- ING Europe                  2,775          3,183       14.7           15.7
- ING Americas                  690            757        9.7           26.6
- ING Asia/Pacific              475            323      -32.0          -32.1
- Other                        -185             62       n.a.           n.a.
----------------------------------------------------------------------------

ING EUROPE
ING Europe not only includes all of ING's European operations, but also the ING Direct business in Australia, Canada and the United States and the wholesale banking business outside Europe. As of 2003 the asset management business units ING Real Estate, Baring Asset Management, ING Trust, Parcom and Baring Private Equity Partners (previously part of ING Asset Management) are also included in ING Europe. The 2002 results per executive centre have been restated accordingly.

The strong improvement of the operating profit before tax is for the greater part attributable to substantial higher banking results (+35.6%). Lower risk costs, lower operating expenses and a higher interest result were the main drivers for this development. The insurance result deteriorated mainly because of the effect of one-off items and currency exchange rates. Excluding these effects the insurance result increased by 11.7%.

Banking operations in the Netherlands and Belgium showed an excellent performance. However the results in Germany (ING BHF-Bank) and Poland (ING Bank Slaski), although somewhat improved in the third quarter, are still disappointing. The efficiency ratio (excluding ING Direct and restructuring expenses) improved from 68.2% to 65.1%. The insurance result, including the effect of one-offs, decreased mainly because of lower life results in the Netherlands. However life operations in Belgium and Poland performed well. The non-life results on the main markets Netherlands and Belgium continued to improve. The operating profit before tax from the newly included asset management businesses showed a strong increase of 26.2% to EUR 207 million.

ING Direct continued its excellent performance. An operating loss before tax of EUR 63 million in the first nine months 2002 swung to an operating profit before tax of EUR 93 million in the same period this year. A favourable development of the interest result as well as the increasing number of customers and funds entrusted were the main drivers of this development. The operations in Canada, Australia, USA, Spain and Germany reported profits.

-------------------------------------------------------------------------------------------------------
TABLE 12. ING DIRECT                                 NUMBER OF CLIENTS                  FUNDS ENTRUSTED
                                                               x 1,000                 in EUR x billion
                                          Year-       END OF              Year-       END OF
                                            end    SEPTEMBER         %      end    SEPTEMBER         %
                                           2002         2003    change     2002         2003    change
*As from August 2003 including Entrium
-------------------------------------------------------------------------------------------------------
Canada                                       684         861      25.9      5.1          7.0      37.3
Spain                                        610         730      19.7      6.0          8.8      46.7
Australia                                    475         667      40.4      4.1          6.4      56.1
France                                       270         316      17.0      6.3          7.5      19.1
USA                                          864       1,194      38.2      8.9         12.2      37.1
Italy                                        244         364      49.2      4.5          7.3      62.2
UK                                                       212                             7.3
Germany*                                   1,894       3,788     100.0     20.3         38.3      88.7
                                           -----       -----               ----         ----
TOTAL                                      5,041       8,132      61.3     55.2         94.8      71.7
------------------------------------------------------------------------------------------------------

ING AMERICAS
ING Americas' operating profit before tax was EUR 757 million for the first nine months of 2003, of which EUR 245 million was realised during the third quarter. Results were EUR 67 million (+9.7%) higher than the same period in 2002. Excluding the impact of the strengthening euro, results were 26.6% higher. Good results were driven by strong gains in the Canadian property and casualty business, improvements in the US equity and credit markets, and the solid performance of the Mexican operations which helped to counterbalance higher reinsurance claim volumes and spread compression resulting from the low interest rate levels in the US.

ING ASIA/PACIFIC
Excluding the EUR 225 million operating profit in 2002 due to the ANZ transaction, ING Asia/Pacific's operating profit before tax increased significantly by EUR 73 million to EUR 323 million (+29.2%). In local currencies, operating profit before tax rose by 38.1%. Main contributors to this higher result were the life and non-life operations in Australia and the life operation in South Korea. The operations in Taiwan, Japan, Malaysia and Hong Kong recorded a premium growth of 12% in local currencies. Investment income in these countries was lower than expected due to the low interest environment. In 2003 Taiwan has started to accrue EUR 50 million a year for additional reserves against a prolonged low interest environment. However, these negative factors are being compensated by favourable claims experience and active expense management in both the insurance and investment management companies. Start-up related losses have been reduced compared to the first nine months of 2002 partly reflecting ING's decision to focus on strategically important operations. Offsetting these positive developments was the lower attributable result from shareholdings in the two banks that form part of ING Asia/Pacific.

OTHER
Result improved mainly due to the unallocated one-off gain from old reinsurance activities.

----------------

The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2002. All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets,
(ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.


APPENDICES
1.  Key figures
2.  Consolidated profit and loss account, nine months 2003 vs. 2002
3.  Consolidated profit and loss account, third quarter 2003 vs. 2002
4.  Consolidated balance sheet and changes in shareholders' equity
5.  Condensed consolidated statement of cash flows
6. Additional information: quarterly results, geographical breakdown, realised capital gains on real estate and bank lending
7.  Assets under management
8.  Consolidated balance sheet ING Verzekeringen N.V.
9.  Consolidated balance sheet ING Bank N.V.
10. Information for shareholders

APPENDIX 1. KEY FIGURES

                                                                                         FIRST NINE   FIRST NINE
                                                                                             MONTHS       MONTHS
                                             1999*      2000*        2001*       2002*       2002**       2003**
-----------------------------------------------------------------------------------------------------------------

BALANCE SHEET (EUR x billion)
Total assets                                 492.8      650.2        705.1       716.4        721.6        784.8
Investments                                  195.8      277.2        307.4       297.6        306.7        332.2
Lending                                      201.8      246.8        254.2       284.4        272.5        304.1
Insurance provisions                         107.5      200.2        214.0       195.8        199.0        200.1
Shareholders' equity                          34.6       25.3         21.5        18.3         16.5         19.6

RESULTS (EUR x million)
Income insurance operations
Premium income                              22,412     29,114       50,460      52,284       39,711       34,167
Income from investments,
commission and other income                  7,308      9,193       12,617      13,053        9,454        8,821
                                            ------     ------       ------      ------       ------       ------
                                            29,720     38,307       63,077      65,337       49,165       42,988
Income banking operations
Interest                                     5,652      5,786        6,072       7,646        5,583        6,059
Commission                                   2,856      3,630        2,765       2,615        1,993        1,810
Other income                                 1,368      1,886        2,274         940        1,071          827
                                            ------     ------       ------      ------       ------       ------
                                             9,876     11,302       11,111      11,201        8,647        8,696

Total income                                39,584     49,568       74,163      76,521       57,801       51,622
Total expenditure                           35,203     43,801       68,422      70,880       54,046       47,297

Operating profit before tax
Insurance operations                         2,400      3,162        3,571       4,173        2,398        2,476
Banking operations                           1,981      2,605        2,170       1,468        1,357        1,849
                                            ------     ------       ------      ------       ------       ------
Total                                        4,381      5,767        5,741       5,641        3,755        4,325

Operating net profit                         3,229      4,008        4,252       4,253        2,713        3,012
    Operating net profit
    excl. capital gains on shares            2,665      3,388        3,539       3,433        2,713        3,012
Net profit                                   4,922     11,984        4,577       4,500        3,578        3,007
Net profit available for ordinary
shares                                       4,901     11,963        4,556       4,479        3,562        2,991

FIGURES PER ORDINARY SHARE OF EUR 0.24 NOMINAL VALUE

Operating net profit                          1.68       2.09         2.20        2.20         1.40         1.50
Net profit                                    2.56       6.27         2.37        2.32         1.85         1.50
Distributable net profit                      1.84       2.56         2.20        2.20         1.72         1.50
Diluted net profit                            2.52       6.18         2.35        2.32         1.85         1.50
Dividend                                      0.82       1.13         0.97        0.97
Dividend pay-out ratio                       44.4%      43.9%        44.1%       44.1%
Shareholders' equity                         17.90      13.04        11.03        9.14         8.40         9.37
Diluted shareholders' equity                 17.65      12.86        10.92        9.14         8.40         9.37

EMPLOYEES
Average number of staff                     86,040     92,650      111,998     113,056      112,180      115,386
Full time equivalents, end of period        88,931    108,965      113,143     116,215      111,732      114,995

*  Including capital gains on shares

** Excluding capital gains on shares

APPENDIX 2. CONSOLIDATED PROFIT AND LOSS ACCOUNT, NINE MONTHS 2003 VS. 2002

                                                    INSURANCE            BANKING             TOTAL*       %
                                                   OPERATIONS         OPERATIONS                      CHANGE
                                                2002     2003    2002       2003     2002      2003
in EUR x million                           FIRST NINE MONTHS  FIRST NINE MONTHS   FIRST NINE MONTHS
------------------------------------------------------------------------------------------------------------

Premium income                                39,711   34,167                      39,711    34,167    -14.0
Income from investments of the insurance
operations                                     7,826    7,133                       7,773     7,035     -9.5
Interest result banking operations                              5,583      6,059    5,625     6,095      8.4
Commission                                     1,031      978   1,993      1,810    3,024     2,788     -7.8
Other income                                     597      710   1,071        827    1,668     1,537     -7.9
                                              ------   ------   -----      -----   ------    -----
TOTAL OPERATING INCOME                        49,165   42,988   8,647      8,696   57,801    51,622    -10.7

Underwriting expenditure                      41,411   35,848                      41,411    35,848    -13.4
Other interest expenses                          932      951                         921       889     -3.5
Total expenses                                 3,932    3,558   6,365      5,992   10,297     9,550     -7.3
Additions to the provision for loan
losses/investment losses**                       492      155     925        855    1,417     1,010    -28.7
                                              ------   ------   -----      -----   ------    -----
TOTAL OPERATING EXPENDITURE                   46,767   40,512   7,290      6,847   54,046    47,297    -12.5

OPERATING PROFIT BEFORE TAX                    2,398    2,476   1,357      1,849    3,755     4,325     15.2
Taxation                                         465      584     330        497      795     1,081     36.0
Third-party interests                             70       82     177        150      247       232     -6.1
                                              ------   ------   -----      -----   ------    -----
OPERATING NET PROFIT                           1,863    1,810     850      1,202    2,713     3,012     11.0

OPERATING NET PROFIT                           1,863    1,810     850      1,202    2,713     3,012     11.0
Capital gains shares                             615       -5                         615        -5
Gain on joint-venture ANZ                        250                                  250
                                              ------   ------                      ------

NET PROFIT                                     2,728    1,805     850      1,202    3,578     3,007    -16.0

*  Including inter-company eliminations.
** In order to increase transparency, investment losses of the insurance operations are specified separately in the line Addition to the provision for loan losses / investment losses. All figures have been restated accordingly.

APPENDIX 3. CONSOLIDATED PROFIT AND LOSS ACCOUNT, THIRD QUARTER 2003 VS. 2002

                                                      INSURANCE              BANKING                TOTAL*           %
                                                     OPERATIONS           OPERATIONS                            CHANGE
in EUR x million                                2002       2003      2002       2003       2002       2003
                                               THIRD QUARTER         THIRD QUARTER         THIRD QUARTER
----------------------------------------------------------------------------------------------------------------------
Premium income                                11,551     10,362                          11,551     10,362       -10.3
Income from investments of the insurance
operations                                     2,633      2,329                           2,611      2,269       -13.1
Interest result banking operations                                  1,950      2,142      1,969      2,163         9.9
Commission                                       293        339       606        578        899        917         2.0
Other income                                     132        361       223        199        355        560        57.7
                                              ------     ------     -----      -----     ------     ------
TOTAL OPERATING INCOME                        14,609     13,391     2,779      2,919     17,385     16,271        -6.4

Underwriting expenditure                      12,252     10,995                          12,252     10,995       -10.3
Other interest expenses                          262        417                             259        378        45.9
Total expenses                                 1,214      1,181     2,205      2,040      3,419      3,221        -5.8
Additions to the provision for loan
losses/investment losses**                       114         18       300        240        414        258       -37.7
                                              ------     ------     -----      -----     ------     ------
TOTAL OPERATING EXPENDITURE                   13,842     12,611     2,505      2,280     16,344     14,852        -9.1

OPERATING PROFIT BEFORE TAX                      767        780       274        639      1,041      1,419        36.3
Taxation                                         130        201        69        202        199        403       102.5
Third-party interests                             17         34        56         38         73         72        -1.4
                                              ------     ------     -----      -----     ------     ------
OPERATING NET PROFIT                             620        545       149        399        769        944        22.8

OPERATING NET PROFIT                             620        545       149        399        769        944        22.8
Negative value adjustment shares                                                  23                    23
Capital gains                                    205         10                             205         10
Gain on ANZ joint venture                       -233                                       -233
                                              ------                                     ------

NET PROFIT                                       592        555       149        422        741        977        31.9

*  Including inter-company eliminations.
** In order to increase transparency, investment losses of the insurance operations will be specified separately in the line Addition to the provision for loan losses / investment losses. All figures have been restated accordingly.

APPENDIX 4. CONSOLIDATED BALANCE SHEET ING GROEP N.V.

in EUR x million                       31 DECEMBER 2002    30 SEPTEMBER 2003    % CHANGE
-------------------------------------------------------------------------------------------

Assets

Tangible fixed assets                             1,415                1,288        -9.0
Participating interests                           2,883                3,492        21.1
Investments                                     297,581              332,214        11.6
Lending                                         284,448              304,080         6.9
Banks                                            45,682               59,537        30.3
Cash                                             11,421                7,956       -30.3
Other assets                                     51,186               54,375         6.2
Accrued assets                                   21,754               21,838         0.4
                                                -------              -------
TOTAL                                           716,370              784,780         9.5

Equity and liabilities

Shareholders' equity                             18,254               19,633         7.6
Preference shares of Group companies              2,146                1,928       -10.2
Third-party interests                             1,959                1,856        -5.3
                                                -------              -------

Group equity                                     22,359               23,417         4.7
Subordinated loan                                 2,412                2,978        23.5
                                                -------              -------

Group capital base                               24,771               26,395         6.6

General provisions                                3,489                3,402        -2.5
Insurance provisions                            195,831              200,103         2.2
Funds entrusted to and debt securities
of the banking operations                       319,824              372,390        16.4
Banks                                            96,267              111,528        15.9
Other liabilities                                65,397               61,907        -5.3
Accrued liabilities                              10,791                9,055       -16.1
                                                -------              -------

TOTAL                                           716,370              784,780         9.5

CHANGES IN SHAREHOLDERS' EQUITY


SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2001 / 2002                   21,514      18,254
in EUR x million

Net profit / Operating net profit                                      4,500       3,012
Revaluations (after tax)                                              -3,444        -507
Realised capital gains transferred to P&L account                     -1,040
Write-off of goodwill                                                 -1,176        -100
Exchange rate differences                                             -1,041        -642
Exercise of warrants and stock options                                    -2
Issue of shares                                                                      495
Changes in ING Groep N.V. shares held by group companies                 822          46
Dividend paid                                                         -1,969        -943
Other                                                                     90          18
                                                                      ------      ------

SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2002 / 30 SEPTEMBER 2003      18,254      19,633

APPENDIX 5.  CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                            2002            2003
                                                           FIRST           FIRST
in EUR x million                                     NINE MONTHS     NINE MONTHS
--------------------------------------------------------------------------------

Net cash flow from operating activities                   27,013          23,727

Investments and advances:
- participating interests                                 -1,318            -246
- investments in shares and property                      -6,171          -4,756
- investments in fixed-interest securities              -216,153        -269,119
- other investments                                          -40             -49
Disposals and redemptions:
- participating interests                                    595             208
- investments in shares and property                       6,464           6,134
- investments in fixed-interest securities               180,389         227,418
- other investments                                           65             139
Net investment for risk of policyholders                   9,485          -8,732
                                                           -----          ------
Net cash flow from investing activities                  -26,684         -49,003

Subordinated loans of Group companies                      2,068             750
Bonds, loans taken up and deposits by reinsurers           1,460          -1,056
Private placements of ordinary shares                         25              45
Issue of shares                                                0             471
Movements in shares ING Groep N.V.                            97               6
Cash dividends                                            -1,977            -927
                                                          ------            ----
Net cash flow from financing activities                    1,673            -711

Net cash flow                                              2,002         -25,987
Cash at beginning of year                                  4,681          21,030
Exchange rate differences                                  1,504           2,392
                                                           -----           -----
CASH AT END OF PERIOD                                      8,187          -2,565


In this summary, cash comprises the following items:

Short-dated government paper                              6,565            7,147
Banks, available on demand                               -7,154          -17,668
Cash and bank balances and call money                     8,776            7,956

CASH AT END OF PERIOD                                     8,187           -2,565

APPENDIX 6. ADDITIONAL INFORMATION

QUARTERLY RESULTS*
                                            2002      2002      2002     2002      2003     2003      2003
in EUR x million                              Q1        Q2        Q3       Q4        Q1       Q2        Q3
----------------------------------------------------------------------------------------------------------
Life                                         660       697       600      646       445      702       569
Non-life                                     120       154       167      126       167      382       211
                                           -----     -----     -----     ----    ------   ------     -----
Total insurance operations                   780       851       767      772       612    1,084       780
Total banking operations                     546       537       274      111       596      614       639
                                           -----     -----     -----     ----    ------   ------     -----
OPERATING PROFIT BEFORE TAX                1,326     1,388     1,041      883     1,208    1,698     1,419

OPERATING NET PROFIT                         931     1,013       769      720       902    1,166       944
of which:
Insurance operations                         582       661       620      675       504      761       545
Banking operations                           349       352       149       45       398      405       399

OPERATING NET PROFIT PER ORDINARY SHARE     0.48      0.52      0.40     0.37      0.46     0.58      0.46

* Excluding capital gains/negative value adjustments shares and the gain on the joint venture with ANZ.

GEOGRAPHICAL BREAKDOWN OF OPERATING INCOME AND OPERATING PROFIT BEFORE TAX
                                   OPERATING INCOME*                OPERATING PROFIT BEFORE TAX
                          First nine    FIRST NINE                  First nine   FIRST NINE
                         months 2002   MONTHS 2003           %     months 2002       MONTHS         %
in EUR x million                                        change                         2003    change
-----------------------------------------------------------------------------------------------------
The Netherlands               12,189        13,029         6.9           2,277        2,301       1.1
Belgium                        3,546         3,677         3.7             507          509       0.4
Rest of Europe                 3,601         3,424        -4.9              10           37     270.0
North America                 28,656        22,705       -20.8             352          614      74.4
Latin America**                3,350         2,296       -31.5             234          308      31.6
Asia                           4,978         5,058         1.6             153          271      77.1
Australia                      1,819         1,356       -25.5             330          143     -56.7
Other                            334           541        62.0            -108          142       n.a
                              ------        ------                       -----        -----
                              58,473        52,086       -10.9           3,755        4,325      15.2
Income between areas            -672          -464        n.a.
                              ------        ------                       -----        -----
TOTAL                         57,801        51,622       -10.7           3,755        4,325      15.2

* After eliminations.
** Latin America = South America, including Mexico.

SPECIFICATION OF REALISED CAPITAL GAINS ON REAL ESTATE
                                      2002                   2003              %
in EUR x million         FIRST NINE MONTHS      FIRST NINE MONTHS         CHANGE
--------------------------------------------------------------------------------
Life insurance                        219                     275           25.6
Non-life insurance                     17                      16           -5.9
                                       --                      --
Total before taxation                 236                     291           23.3
Taxation/third parties                 86                     112           30.2
                                       --                     ---
NET                                   150                     179           19.3

BANK LENDING
in EUR x billion         31 DECEMBER 2002       30 SEPTEMBER 2003       % CHANGE
--------------------------------------------------------------------------------
- Public authorities                 14.2                    16.6           16.9
- Other corporate                   162.0                   170.2            5.1
                                    -----                   -----
Total corporate                     176.2                   186.8            6.0

- Mortgages                          92.5                    99.9            8.0
- Other personal                     15.7                    17.4           10.8
                                     ----                    ----
Total personal                      108.2                   117.3            8.4

TOTAL BANK LENDING                  284.4                   304.1            6.9

APPENDIX 7. ASSETS UNDER MANAGEMENT



ASSETS UNDER MANAGEMENT BY CLIENT CATEGORY
in EUR x billion         31 DECEMBER 2002       30 SEPTEMBER 2003       % change
--------------------------------------------------------------------------------
Private clients                     161.1                   179.1           11.2
Institutional clients               128.9                   125.9           -2.3
                                    -----                   -----
Third parties                       290.0                   305.0            5.2
Internal clients                    159.0                   149.7           -5.8
                                    -----                   -----
Total                               449.0                   454.7            1.3

Share of third parties              64.6%                   67.1%


ASSETS UNDER MANAGEMENT BY ASSET CLASS

31 DECEMBER 2002

Equity  Fixed income    Real Estate    Cash
34%        57%              6%         3%


30 SEPTEMBER 2003

Equity  Fixed income    Real Estate    Cash
33%        55%              6%         6%


ASSETS UNDER MANAGEMENT BY EXECUTIVE CENTRE
in EUR x billion         31 DECEMBER 2002       30 SEPTEMBER 2003       % change
--------------------------------------------------------------------------------

EC Europe                           235.1                   244.0            3.8
EC Americas                         176.6                   170.9           -3.2
EC Asia/Pacific                      37.3                    39.8            6.7
                                     ----                    ----

Total                               449.0                   454.7            1.3

APPENDIX 8. CONSOLIDATED BALANCE SHEET ING VERZEKERINGEN N.V.


in EUR x million         31 DECEMBER 2002       30 SEPTEMBER 2003       % CHANGE
--------------------------------------------------------------------------------

Assets

Tangible fixed assets                 382                     336          -12.0
Participating interests             1,143                   1,577           38.0
Investments                       214,807                 217,687            1.3
Cash                                3,221                   1,767          -45.1
Other assets                        8,652                   8,635           -0.2
Accrued assets                     13,605                  13,030           -4.2
                                   ------                  ------

TOTAL                             241,810                 243,032            0.5

Equity and liabilities

Shareholders' equity               10,827                  11,734            8.4
Third-party interests               1,163                   1,297           11.5
Subordinated loans                  2,727                   2,678           -1.8
                                    -----                   -----

Group equity                       14,717                  15,709            6.7

General provisions                  2,197                   2,037           -7.3
Insurance provisions              195,831                 200,103            2.2
Other liabilities                  27,355                  24,196          -11.5
Accrued liabilities                 1,710                     987          -42.3
                                    -----                     ---

TOTAL                             241,810                 243,032            0.5

APPENDIX 9. CONSOLIDATED BALANCE SHEET ING BANK N.V.*


                                                                                           %
in EUR x million                              31 DECEMBER 2002   30 SEPTEMBER 2003    CHANGE
--------------------------------------------------------------------------------------------
Assets

Cash                                                     8,782               6,543     -25.5
Short-dated government paper                             8,398               7,148     -14.9
Banks                                                   45,682              59,671      30.6
Loans and advances                                     284,638             304,360       6.9
Interest-bearing securities                             99,994             135,413      35.4
Shares                                                   8,020               9,332      16.4
Other participating interests                            1,845               1,948       5.6
Property and equipment                                   6,184               5,677      -8.2
Other assets                                             5,919               4,772     -19.4
Accrued assets                                           7,649               8,386       9.6
                                                         -----               -----

TOTAL                                                  477,111             543,250      13.9

Equity and liabilities

Banks                                                   96,267             111,528      15.9
Funds entrusted                                        247,115             299,908      21.4
Debt securities                                         75,493              73,261      -3.0
Other liabilities                                       17,636              17,619      -0.1
Accrued liabilities                                      8,759               7,826     -10.7
General provisions                                       1,597               1,684       5.4
                                                         -----               -----
                                                       446,867             511,826      14.5

Fund for general banking risks                           1,233               1,278       3.6
Subordinated liabilities                                13,175              14,076       6.8

Shareholders'equity                                     14,664              15,047       2.6
Third-party interests                                      744                 567     -23.8
Capital and reserves of Stichting Regio Bank               428                 456       6.5
                                                           ---                 ---
Group equity                                            15,836              16,070       1.5

Group capital base                                      30,244              31,424       3.9
                                                        ------              ------

TOTAL                                                  477,111             543,250      13.9

* The accounting principles applied in this balance sheet correspond with those applied in ING Bank N.V.'s Annual Accounts 2002.

APPENDIX 10. INFORMATION FOR SHAREHOLDERS


SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share for the first nine months 2003, was 1,993.8 million (1,925.8 million for the first nine months 2002). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of September 2003 was 2,091.4 million (including 27.5 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) preference shares of EUR
1.20 nominal value outstanding at the end of September 2003 was 87.1 million. Until 1 January 2004, the dividend on these preference shares will amount to EUR 0.2405.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of September 2003 was 17.2 million.

In the first nine months 2003, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 2,296.2 million (purchases and sales). The highest closing price was EUR 19.00, the lowest EUR 8.70; the closing price at the end of September 2003 was EUR 15.70.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

RATING
ING Groep N.V. and ING Verzekeringen N.V. were downgraded by Standard & Poor's from AA- to A+ with a stable outlook on 21 November 2002. Moody's downgraded ING Groep N.V. and ING Verzekeringen N.V. from Aa2 to Aa3 on 8 April 2003. Both Moody's and Standard & Poor's reconfirmed the rating (respectively Aa2 and AA-with a stable outlook) for ING Bank N.V. in the reporting year.

IMPORTANT DATES IN 2004*:
o  19 February 2004: publication annual results 2003
o  15 March 2004: publication Annual Report 2003 on the Internet
o  24 March 2004: publication Annual Report 2003
o  27 April 2004: Annual General Meeting of Shareholders, Circustheater, The
   Hague
o  13 May 2004: publication results first three months 2004
o  5 August 2004: publication results first six months 2004
o  4 November 2004: publication results first nine months 2004

o  All dates shown are provisional.

                                    SIGNATURE




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized







                           ING Groep N.V.

                           (Registrant)







                           By:  /s/H. van Barneveld
                                -------------------


                                 H. van Barneveld

                                 General Manager Corporate Control & Finance







                           By:  /s/C.F. Drabbe
                                --------------


                                 C.F. Drabbe

                                 Assistant General Counsel




Dated: November 14, 2003